Exhibit 99.9

PRESS RELEASE

Reaction from TotalEnergies after the publication of an article in French daily Le Monde

No, TotalEnergies does not produce kerosene for the Russian army

Paris, 24 August 2022 – Today, French daily newspaper Le Monde published an article entitled “How gas supplied by TotalEnergies is used as fuel for Russian fighter jets in Ukraine.”

Not true, TotalEnergies does not produce kerosene for the Russian army. Not true, TotalEnergies is not involved in the supply of fuel to Russian military aircraft in any form whatsoever.

TotalEnergies categorically denies all the unfounded allegations made in this article. TotalEnergies is horrified by the significant number of errors, shortcuts, inaccuracies, speculations, and untruths therein.

In the interest of transparency, TotalEnergies promptly published, on its website, its answers to the journalist's questions submitted prior to the publication of the article in Le Monde.

Had Le Monde not chosen to ignore our answers, it would not have been able to report that TotalEnergies "exploits" a deposit from which gas condensates are extracted then transformed into kerosene to refuel Russian fighter planes. Indeed, TotalEnergies had clearly informed Le Monde that:

▪	TotalEnergies is a minority shareholder (49%) in Terneftgaz, alongside Novatek, the majority shareholder (51%).
▪	TotalEnergies has no operational role in this company. Novatek operates this company with its own personnel.
▪	Since 2015, TotalEnergies has not provided any financing to Terneftgaz and has not received any dividends from this company since February 2022.
▪	Lastly, the condensates produced by Terneftgaz are sold in their entirety to Novatek pursuant to the contracts concluded from the outset and, as a minority shareholder, TotalEnergies does not have any control over, or information on, the sales subsequently made by Novatek.

Since the start of the war in Ukraine, TotalEnergies has always expressed its outright condemnation of Russia’s military aggression against Ukraine, which has had tragic consequences for the people of Ukraine and threatened peace in Europe. Moreover, in order to act responsibly in its capacity as a European company and in accordance with its values, TotalEnergies SE set out clear action principles as early as 22 March with regard to its activities in Russia.

Consequently, TotalEnergies will respond point by point to this article, and reserves the right to take any appropriate legal action to ensure the protection of its interests and reputation.

In addition, TotalEnergies encourages all those seeking access to further information on TotalEnergies’ situation in Russia to refer to pages 58, 59 and 60 of its 2021 Universal Registration Document, accessible to all on its website.